                                 April 19, 2001

VIA EDGAR

Mr. Russell Mancuso
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549-0306

     RE: VNUS Medical Technologies, Inc.
         Registration Statement on Form S-1
         File No:  333-44070

Dear Mr. Mancuso:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Act"), VNUS Medical Technologies, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1, SEC File No. 333-44070, together with all exhibits thereto (the "Registration Statement"), effective immediately. The Registration Statement was originally filed on August 18, 2000, and was subsequently amended by Amendment No. 1 to the Registration Statement which was filed on September 27, 2000, Amendment No. 2 to the Registration Statement which was filed on October 16, 2000 and Amendment No. 3 to the Registration Statement which was filed on October 23, 2000.

     The Company has determined that it will not proceed with the public offering of its common stock as contemplated by the Registration Statement and requests withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with public interest and protection of investors, as contemplated by paragraph (a) of Rule 477. The Company confirms that no securities have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number for the Company is (408) 944-0292. If you have any questions regarding the foregoing application for withdrawal, please contact Jonn Beeson or Charles Ruck of Latham & Watkins at (714) 540-1235.

                                   Sincerely,

                                   VNUS MEDICAL TECHNOLOGIES, INC.

                                   /s/ Brian E. Farley
                                   -------------------------------------
                                   Brian E. Farley
                                   President and Chief Executive Officer